UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

30DC, INC.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

88430R 105
(CUSIP Number)

Edward W. Dale
80 Broad Street, 5th Floor
New York, NY 10004

With copies to:
Virginia K. Sourlis, Esq.
The Sourlis Law Firm
The Courts of Red Bank
130 Maple Avenue, Suite 9B2
Red Bank, NJ 07701
(732) 530-9007
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88430R 105

1	NAMES OF REPORTING PERSONS:

Edward W. Dale

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

27,346,925

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

27,346,925

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,346,925

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	88430R 105

1	NAMES OF REPORTING PERSONS:

Marillion Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Victoria, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER:

25,498,925

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

25,498,925

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,498,925

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

EXPLANATORY NOTE:

The Reporting Persons are filing this Amendment No. 2 to their Schedule 13D/A Amendment No. 1 previously filed with the United States Securities and Exchange Commission on March 2, 2011 to reflect a decrease in the Reporting Persons’ beneficial ownership of the issued and outstanding shares of common stock of the Issuer.  The decrease was a result of Marillion Partnership’s transfer of an aggregate of 11,725,074 shares of the Issuer’s common stock,  (i) 7,008,621 of which were transferred as a dividend to the partners of the Marillion Partnership,  (ii) 1,309,136 of which were sold for an aggregate purchase price of $367,500, (iii) 2,730,485 of which were sold for an aggregate purchase price of $730,000 and (iv) 676,833 of were sold for an aggregate purchase price of $190,000 on May 9, 2011.  Edward W. Dale is a Partner of Marillion Partnership and has the voting and dispositive control over the shares held by Marillion Partnership.  As such, Mr. Dale beneficially owns the shares of the Issuer’s common stock which he directly owns as well as the shares of the Issuer’s common stock held by Marillion Partnership.

Item 1.     Security and Issuer

The security upon which this report is based is the common stock, par value $0.001 per share, of 30DC, Inc., a Maryland corporation (the “Issuer”).

Item 2.     Identity and Background.

(a)	Name: This statement is filed by Edward W. Dale and Marillion Partnership. Mr. Dale is aPartner of Marillion Partnership and has voting rights to the shares held by Marillion Partnership.

(B)	Business Address: c/o 30DC, Inc., 80 Broad Street, 5th Floor, New York, NY 10004

(c)
Employment Information:  Mr. Dale has served as the Chairman of the Board, President and CEO of 30DC, Inc. from 2008 to the present.  From 2005 to 2008, Mr. Dale developed the 30 Day Challenge  business,  which  he  ran  for 4  years  as  part  of  the  Marillion Partnership  and was sold to 30DC in July 2009.  In 2006, Mr. Dale created and marketed the Dominiche `Buying and Selling websites’ program.  Mr. Dale is a manager and equity owner of the Marillion Partnership.  Mr. Dale was a founding shareholder of 30DC and has served as its President, Chief Executive Officer and a director since October 2008.

(d)	During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Edward W. Dale is a citizen of Australia. Marillion Partnership is an Australian partnership.

Item 3. Source and Amount of Funds or Other Consideration

None

 Item 4. Purpose of Transaction

On September 10, 2010, the Issuer had issued an aggregate of 37,224,000 shares of common stock to Marillion Partnership. On May 9, 2011, Marillion Partnership transferred an aggregate of 11,725,074 shares of the Issuer’s common stock, (i) 7,008,621 of which were transferred as a dividend to the partners of the Marillion Partnership, (ii) 1,309,136 of which were sold to a non-U.S. purchaser for an aggregate purchase price of $367,500, (iii) 2,730,485 of which were sold to a  non-U.S. purchaser for an aggregate purchase price of $730,000 and (iv) 676,833 of were sold to a non-U.S. purchaser for an aggregate purchase price of $190,000.
Mr. Dale is the Chairman, President and CEO of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Edward W. Dale beneficially owns 27,346,925shares of Issuer’s common stock, representing approximately 36.7% of the issued and outstanding common stock of the Issuer, based on 74,520,200 shares of common stock of the Issuer as of date of this Schedule 13D/ Amendment No. 2.

Marillion Partnership beneficially owns 25,498,925 shares of Issuer’s common stock, representing approximately 34.2% of the issued and outstanding common stock of the Issuer, based on 74,520,200 shares of common stock of the Issuer as of date of this Schedule 13D/ Amendment No. 2.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Edward W. Dale:

Sole Power to Vote or to Direct the Vote:	27,346,925

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	27,346,925

Shared Power to Dispose or to Direct the Disposition of:	0

Marillion Partnership:

Sole Power to Vote or to Direct the Vote:	25,498,925

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	25,498,925

Shared Power to Dispose or to Direct the Disposition of:	0

(c)	Transactions in the securities effected during the past sixty days:

See Item 4 above which is incorporated by reference herein.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

           N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2011	/s/ EDWARD W. DALE
Edward W. Dale

MARILLION PARTNERSHIP

Date: June 29, 2011	By:	/s/ EDWARD W. DALE
Edward W. Dale
Partner of Marillion Partnership